ZURICH

09046577

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
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SEC
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Section

JUN 01 2009

Washington, DC
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Your reference File No. 82-5089
Our reference UM / BC
Date May 28, 2009

SUPPL

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services Ltd

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following document:

- 2 ex. Letter to Shareholders 2009 of the Zurich Financial Services Group, Results for the Three Months to March 31, 2009

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services Ltd

Ulrich Marti
Corporate Legal Adviser

Enclosure

dw 7/20

46674-03

File No. 82-5089

ZURICH

Zurich Financial Services Group

Letter to Shareholders 2009

Results for the Three Months to March 31, 2009



Zurich HelpPoint

Here to help your world.

By staying true to our proven strategy, we remain confident that we can turn this period of disruption into a lasting opportunity for profitable growth.

Dear Shareholder,

We are pleased to present the results of Zurich's 25th consecutive quarter of profitability, reflecting a well-balanced portfolio of businesses successfully executing against a strategy of financial discipline and operating excellence. Since the latter half of 2008, when the current economic crisis became apparent, Zurich has generated continuous financial and operational improvement, with business operating profit and net income increasing over each of the past three quarters. In addition, we maintained our strong regulatory solvency ratio through the quarter, and were able to increase our shareholders' equity since year-end 2008.

Through solid operating performances across all our core segments, we delivered a business operating profit of USD 1.1 billion, and an annualized business operating profit return on equity of 14.8 percent. Although these results are not as robust as we have achieved in previous quarters, they are strong in the context of the current economic crisis. General Insurance's disciplined underwriting approach drove promising signs of rate improvement, though our commitment to rate adequacy – as well as the general downturn in economic activity – did impact top-line results in the most competitive markets. Global Life demonstrated the value of its six-pillar strategy and recent acquisitions, as it delivered strong local currency APE growth and a robust new business margin despite an unsettled customer base. At Farmers, management fees and other related revenues increased 6 percent, even before the announced acquisition of AIG's U.S. Personal Auto Group in April.

Clearly, the ongoing economic crisis has had an impact on our results as volatile financial markets and restrained economic activity dampened our net income this quarter. That is why now, more than ever, we remain committed to accounting for this impact through conservative and transparent means, and to proactively managing those issues within our control. By staying true to our proven strategy, we remain confident that we can turn this period of disruption into a lasting opportunity for profitable growth.

We hope you share our confidence in Zurich's future, and thank you – as well as Zurich's 60,000 employees – for your continued support.

Manfred Gentz

Dr. Manfred Gentz
Chairman of the Board of Directors

James J. Schiro

James J. Schiro
Chief Executive Officer

The information contained within this Letter to Shareholders is an extract taken from the Financial Review of the Results Reporting for the Three Months to March 31, 2009 available on www.zurich.com, and is unaudited. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2008. Comparatives are for the three months ended March 31, 2008 or as of December 31, 2008 unless otherwise stated. All amounts, unless otherwise specified, are shown in U.S. dollars and rounded to the nearest million with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the unaudited Consolidated Financial Statements available on www.zurich.com. The reclassifications have no impact on previously reported business operating profit, net income or shareholders' equity.

Financial Highlights

in USD millions, for the three months ended March 31, unless otherwise stated	2009	2008	Change[1]
Business operating profit	**1,061**	1,764	(40%)
Net income attributable to shareholders	**362**	1,427	(75%)
General Insurance gross written premiums and policy fees	**9,814**	11,191	(12%)
Global Life gross written premiums, policy fees and insurance deposits	**5,529**	5,397	2%
Farmers Management Services management fees and other related revenues	**623**	589	6%
General Insurance business operating profit	**889**	1,189	(25%)
General Insurance combined ratio	**95.8%**	94.6%	(1.2 pts)
Global Life business operating profit	**222**	340	(35%)
Global Life new business annual premium equivalent (APE)	**721**	722	–
Global Life new business margin, after tax (as % of APE)	**20.6%**	22.2%	(1.6 pts)
Global Life new business value, after tax	**149**	160	(7%)
Farmers business operating profit	**324**	331	(2%)
Farmers Management Services gross management result	**311**	281	11%
Farmers Management Services managed gross earned premium margin	**7.5%**	7.0%	0.5 pts
Group investments average invested assets[2]	**176,692**	196,165	(10%)
Group investments result, net	**816**	2,173	(62%)
Group investments return (as % of average invested assets)	**0.5%**	1.1%	(0.6 pts)
Shareholders' equity[3]	**22,257**	22,103	1%
Diluted earnings per share (in USD)	**2.57**	10.05	(74%)
Diluted earnings per share (in CHF)	**2.95**	10.75	(73%)
Book value per share (in CHF)[3]	**180.59**	167.92	8%
Return on common shareholders' equity (ROE)	**6.6%**	19.9%	(13.3 pts)
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**14.8%**	18.6%	(3.9 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] Excluding average cash received as collateral for securities lending of USD 0.1 billion and USD 1.9 billion in the three months ended March 31, 2009 and 2008, respectively.
[3] As of March 31, 2009 and December 31, 2008, respectively.



Performance overview for the three months ended March 31, 2009

Our financial performance for the three months ended March 31, 2009 demonstrates the continuing resilience of the core insurance operations although the result continues to be affected by the global financial crisis. Our balance sheet is strong with shareholders' equity slightly up since December 31, 2008. Our business operating profit (after tax) return on common shareholders' equity (BOPAT ROE) for the three months ended March 31, 2009 was 14.8 percent, after absorbing 5.6 percent adverse impacts from the turbulent financial markets. These impacts were primarily related to our investment portfolio, to certain intangible assets, guarantees and assets generating fee income in our Global Life segment, as well as to certain liabilities, particularly in Non-Core Businesses, which are sensitive to changes in capital market prices.

Business operating profit decreased by USD 703 million or 40 percent to USD 1.1 billion in U.S. dollar terms and 34 percent on a local currency basis, resulting mainly from the effects of the turbulent financial markets, including low interest rate levels.

- **General Insurance** business operating profit decreased by USD 300 million or 25 percent to USD 889 million in U.S. dollar terms and by 17 percent on a local currency basis. The decrease in local currency was driven by a lower underwriting performance as well as decreased investment income driven by lower investment yields.

- **Global Life** business operating profit decreased by USD 118 million to USD 222 million, a decrease of 35 percent in U.S. dollar terms and 25 percent on a local currency basis. The reduced performance, on a local currency basis, was mainly due to the impact of movements in the financial markets in the UK, Australia and Switzerland.

- **Farmers** business operating profit decreased by USD 7 million or 2 percent to USD 324 million. **Farmers Management Services** business operating profit increased by USD 22 million, or 7 percent, over the prior period. This increase was driven by contributions from organic and inorganic growth as well as strict expense discipline, partially offset by lower investment income. **Farmers Re** business operating profit decreased by USD 29 million to USD 2 million.

Other Operating Businesses business operating loss improved by USD 31 million to a loss of USD 46 million primarily as a result of gains on buy-backs of subordinated debt executed against advantageous market conditions.

The **Non-Core Businesses** business operating loss increased by USD 308 million to a loss of USD 328 million primarily driven by the decline in equity markets which led to an increase in certain insurance liabilities as well as negative investment returns from fair value movements on debt and other securities.

Net income attributable to shareholders decreased by USD 1.1 billion, to USD 362 million primarily resulting from capital losses on investments, including impairments, and after allocations to policyholders, of USD 0.7 billion compared with net capital gains of USD 13 million in 2008. The **shareholders' effective tax rate** was 24.0 percent for the three months ended March 31, 2009 compared with 19.0 percent for the year ended December 31, 2008 and 24.5 percent for the three months ended March 31, 2008. The 2008 full year shareholders' effective tax rate was positively affected by one-off items, mainly the use of previously unrecognized net operating losses.

Business volumes in our main operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees decreased by 12 percent to USD 9.8 billion in U.S. dollar terms and by 3 percent on a local currency basis, driven by North America Commercial, where we experienced decreases in insured exposures, while all other business divisions showed growth in local currency terms.

- **Global Life** gross written premiums, policy fees and insurance deposits increased by 2 percent in U.S. dollar terms to USD 5.5 billion and by 20 percent on a local currency basis. The local currency increase was driven by the businesses acquired in Spain in the third quarter of 2008.

- **Farmers Management Services** management fees and other related revenues increased by 6 percent, reflecting the underlying increase in the gross earned premiums of 5 percent in the Farmers Exchanges, which we manage but do not own, as a result of further organic growth associated with targeted investments in distribution capability and product enhancements as well as from the acquisition of Small Business Solutions by the Farmers Exchanges from North America Commercial. **Farmers Re** increased its participation in the All Lines quota share reinsurance treaty with the Farmers Exchanges from 5 percent to 25 percent as of September 30, 2008, which resulted in an increase in assumed premium revenues.

Compared with the three months ended March 31, 2008, **ROE** decreased by 13.3 percentage points to 6.6 percent while **BOPAT ROE** decreased by 3.9 percentage points to 14.8 percent. ROE and BOPAT ROE were affected by the lower net income attributable to shareholders and by lower business operating profit, after tax, respectively.

Diluted earnings per share decreased by 73 percent to CHF 2.95 for the three months ended March 31, 2009, compared with CHF 10.75 for the same period in 2008. The corresponding diluted earnings per share movement in U.S. dollars was a decrease of 74 percent to USD 2.57.



General Insurance

in USD millions, for the three months ended March 31	2009	2008	Change
Gross written premiums and policy fees	9,814	11,191	(12%)
Net earned premiums and policy fees	6,956	7,926	(12%)
Insurance benefits and losses, net of reinsurance	(4,870)	(5,542)	12%
Net underwriting result	295	427	(31%)
Net investment income	762	931	(18%)
Net non-technical result	(180)	(162)	(11%)
Business operating profit	**889**	**1,189**	**(25%)**
Loss ratio	70.0%	69.9%	(0.1 pts)
Expense ratio	25.7%	24.7%	(1.1 pts)
Combined ratio	**95.8%**	**94.6%**	**(1.2 pts)**

In challenging market conditions, characterized by contracting economic activity and ongoing financial market volatility, General Insurance has delivered a robust operating performance both on gross written premiums and business operating profit by executing on our strategy to drive underwriting and expense discipline as well as profitable growth.

Business operating profit decreased by 25 percent or USD 300 million to USD 889 million in U.S. dollar terms and by 17 percent on a local currency basis for the three months ended March 31, 2009. The currency effect was driven by a strengthening of the U.S. dollar against all currencies with the biggest impact from the British pound. The decrease measured in local currency was driven by a lower underwriting performance and one-off items adversely impacting the expense base as well as decreased investment income primarily driven by lower investment yields.

Gross written premiums and policy fees decreased by 12 percent or by USD 1.4 billion to USD 9.8 billion in U.S. dollar terms and by 3 percent on a local currency basis for the three months ended March 31, 2009. The reduction was driven by North America Commercial where rate improvements were more than offset by the effects of lower insured exposures as a result of the economic downturn and our underwriting discipline based on technical price. All other businesses achieved positive growth in local currency with slight increases in European General Insurance and Global Corporate and a 9 percent increase in International Markets. We maintained our underwriting discipline and were able to improve rates, especially in Global Corporate and in commercial lines of business. However, our drive to increase rates in the market has impacted new business and retention levels.

The **net underwriting result** decreased by USD 132 million to USD 295 million reflected in the 1.2 percentage point increase in the combined ratio to 95.8 percent. Overall the loss ratio in the first three months of 2009 was largely flat compared with the same period of 2008. Large and weather-related loss experience was at more normal levels in the first three months of 2009. North America Commercial experienced higher levels of attritional losses which were offset by improvements in European General Insurance and International Markets. Levels of positive development from reserves established in prior years were lower than in the first three months ended March 31, 2008. The expense ratio increased overall by 1.1 percentage points to 25.7 percent for the first three months of 2009 compared with the same period in 2008. This was mainly driven by a change in business mix, including the impact of recently acquired businesses, continued investment in operational transformation and certain one-off impacts.

Global Life

in USD millions, for the three months ended March 31	2009	2008	Change
Insurance deposits	2,296	2,730	(16%)
Gross written premiums and policy fees	3,233	2,667	21%
Net investment income on Group investments	970	1,085	(11%)
Insurance benefits and losses, net of reinsurance	(2,981)	(2,209)	(35%)
Underwriting and policy acquisition costs, net of reinsurance	(405)	(490)	17%
Administrative and other operating expenses	(478)	(519)	8%
Business operating profit	**222**	**340**	**(35%)**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts[1]	145,757	154,700	(6%)
Assets under management[1, 2]	170,004	180,416	(6%)
Embedded value – highlights			
New business annual premium equivalent (APE)	**721**	**722**	**–**
Present value of new business premiums (PVNBP)	5,912	5,857	1%
New business margin, after tax (as % of APE)	**20.6%**	**22.2%**	**(1.6 pts)**
New business margin, after tax (as % of PVNBP)	2.5%	2.7%	(0.2 pts)
New business value, after tax	**149**	**160**	**(7%)**

[1] As of March 31, 2009 and December 31, 2008.
[2] Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet plus assets that are managed by third parties, for which we earn fees.

Global Life reported solid results in both new business APE and gross written premiums and policy fees, benefiting from the impact of the distribution agreements forming part of the acquisitions of BanSabadell Vida, BanSabadell Pensiones and Caixa Sabadell Vida completed in the third quarter of 2008. The results for the first three months of 2009 were achieved against a backdrop of challenging market conditions in its core markets from falling and volatile equity markets, and from consumer reactions to the global financial crisis.

New business annual premium equivalent (APE) decreased by USD 1 million to USD 721 million, but increased by 16 percent on a local currency basis, driven by the distribution agreements forming part of the acquisitions in Spain, IFA/Broker growth in the UK and growth from Corporate Life and Pensions in Latin America, partly offset by a reduction in International/Expats sales due to the adverse market conditions.

Business operating profit decreased by USD 118 million to USD 222 million, a decrease of 35 percent in U.S. dollar terms, and by 25 percent on a local currency basis. The reduced performance, on a local currency basis, was mainly due to the impact of financial markets in the UK, Australia and Switzerland, and the impact of regular amortization of intangible assets and funding costs relating to the acquisitions in Spain and Italy during 2008.

Insurance deposits decreased by 16 percent in U.S. dollar terms to USD 2.3 billion but increased by 3 percent on a local currency basis, primarily driven by the businesses acquired in Spain in the third quarter of 2008, partly offset by a reduction in single premium savings products in the UK due to the turbulent financial markets.

Gross written premiums and policy fees increased by 21 percent in U.S. dollar terms to USD 3.2 billion, and by 37 percent on a local currency basis. The increase on a local currency basis was due to the businesses acquired in Spain in the third quarter of 2008 and growth in Latin America, which was partially offset by decreases in the UK and Germany.

Net reserves and **assets under management** both decreased by 6 percent in U.S. dollar terms and by 2 percent in local currency, compared with December 31, 2008. The decrease from foreign currency translation resulted from the strengthening of the U.S. dollar against the British pound and the euro since December 31, 2008. On a local currency basis, the decrease was primarily due to the reduction in the value of policyholders' unit-linked insurance and investment contracts as a result of equity market decreases during the three months. Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet as well as assets that are managed by third parties on which we earn fees.

Farmers

Farmers business operating profit totaled USD 324 million compared with USD 331 million in the first three months of 2008. Farmers Management Services contributed USD 322 million compared with USD 300 million in the prior period and Farmers Re totaled USD 2 million compared with USD 31 million in the prior period.

Farmers Management Services

in USD millions, for the three months ended March 31	2009	2008	Change
Management fees and other related revenues	623	589	6%
Management and other related expenses	(311)	(308)	(1%)
Gross management result	311	281	11%
Other net income	10	19	(47%)
Business operating profit	**322**	**300**	**7%**
Managed gross earned premium margin	7.5%	7.0%	0.5 pts

Business operating profit increased by USD 22 million, or 7 percent, over the prior year period. This increase was a combination of organic and inorganic growth, the latter related to the acquisition of Small Business Solutions by the Farmers Exchanges from Zurich North America during the second quarter of 2008, combined with disciplined expense management. These increases to business operating profit were partially offset by a decrease in investment income driven mainly by a lower average invested asset base following repatriation of capital to the Group in the second quarter of 2008.

Management fees and other related revenues increased by 6 percent to USD 623 million primarily driven by a 5 percent increase in gross earned premiums at the Farmers Exchanges, which we manage but do not own. Small Business Solutions acquired by the Farmers Exchanges from Zurich North America contributed USD 25 million to the increase in management fees and other related revenues. Management and other related expenses increased by 1 percent between periods. However, excluding Small Business Solutions, expenses were USD 16 million, or 5 percent, lower than in the prior period which resulted from strict expense discipline and continuous operational transformation. As a result of these underlying improvements, the gross management result increased by USD 30 million, or 11 percent, while the managed gross earned premium margin increased to 7.5 percent from 7.0 percent in the prior period.

Other Operating Businesses

in USD millions, for the three months ended March 31	2009	2008	Change
Business operating profit:			
Holding and financing	(65)	(131)	50%
Headquarters	29	41	(29%)
Banking activities	(3)	23	nm
Alternative investments	(7)	(10)	30%
Total business operating profit	**(46)**	**(77)**	**40%**

Holding and financing business operating loss improved by USD 66 million to a loss of USD 65 million. This improvement was primarily driven by gains resulting from buy-backs of subordinated debt and reduced interest expenses resulting from lower interest rates on borrowings. **Headquarters** reduced business operating profit by USD 12 million to USD 29 million as a result of higher branding expenses compared with the first three months of 2008 due to different phasing of branding activities. **Banking activities** decreased by USD 26 million to a loss of USD 3 million predominantly driven by an increase in loan loss provisions reflecting developments in the UK and Irish property markets.

Non-Core Businesses

in USD millions, for the three months ended March 31	2009	2008	Change
Business operating profit:			
Centre	(61)	(12)	nm
Centrally managed businesses	(271)	(21)	nm
Other run-off	3	13	nm
Total business operating profit	**(328)**	**(20)**	**nm**

Centre business operating loss increased by USD 49 million to a loss of USD 61 million, primarily driven by capital losses from negative mark-to-market movements on debt and other securities as well as lower investment income due to lower interest rates and a declining asset base. **Centrally managed businesses,** which largely comprise portfolios that we manage in order to achieve a profitable run-off over time, decreased by USD 250 million to a loss of USD 271 million, primarily driven by increases in insurance liabilities where exposure and policyholder behavior are sensitive to capital market movements.

Investment Position and Performance

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	03/31/09	12/31/08	**03/31/09**	12/31/08
Cash and cash equivalents	12,117	13,267	4,237	4,460
Equity securities:	13,420	14,303	55,692	60,154
Common stocks, including equity unit trusts	8,003	8,957	47,035	51,276
Unit trusts (debt securities, real estate and short-term investments)	4,137	3,930	8,657	8,879
Common stock portfolios backing participating with-profit policyholder contracts	553	630	–	–
Trading equity portfolios in capital markets and banking activities	727	786	–	–
Debt securities	116,701	118,905	8,863	9,510
Real estate held for investment	7,081	7,524	3,653	4,077
Mortgage loans	12,141	12,820	–	–
Policyholders' collateral and other loans	12,394	12,531	53	2
Investments in associates	214	220	–	–
Total	**174,069**	**179,570**	**72,498**	**78,203**

Group investments decreased by USD 5.5 billion or 3 percent in U.S. dollar terms to USD 174.1 billion and were stable on a local currency basis since December 31, 2008.

Unit-linked investments decreased by USD 5.7 billion or 7 percent in U.S. dollars terms to USD 72.5 billion since December 31, 2008. After excluding the effect of foreign currency translation, unit-linked investments decreased by 5 percent, primarily as a result of lower equity valuations following adverse market developments. This decrease is mirrored in lower unit-linked insurance and investment contract liabilities.

Our investment policy remains conservative; investment grade securities comprise 99 percent of our debt securities, of which 57 percent are rated AAA. During the first three months of 2009 we took initial steps to further improve the risk profile of our portfolio through active realizations and a prudent new investment and reinvestment strategy.

Performance of Group investments

in USD millions, for the three months ended March 31	2009	2008	Change
Net investment income	1,844	2,163	(15%)
Net capital gains/(losses) on investments and impairments	(1,028)	10	nm
of which: net capital gains/(losses) on investments and impairments attributable to shareholders	(683)	14	nm
Net investment result	**816**	**2,173**	**(62%)**
Net investment return on Group investments[1]	**0.5%**	**1.1%**	**(0.6 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	(1,418)	(1,580)	10%
Total investment result, net of investment expenses[2]	**(602)**	**593**	**nm**
Average Group investments[3]	176,692	196,165	(10%)
Total return on Group investments[1]	**(0.3%)**	**0.3%**	**(0.6 pts)**

[1] Net investment return and total return on Group investments are not annualized.
[2] After deducting investment expenses of USD 53 million and USD 64 million for the three months ended March 31, 2009 and 2008, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 0.1 billion and USD 1.9 billion in the three months ended March 31, 2009 and 2008, respectively.

Total return, net of investment expenses, on average Group investments was negative 0.3 percent, largely driven by the returns from equity securities and debt securities. Debt securities, which are invested to match our insurance liability profiles, returned negative 0.3 percent. Equity securities returned negative 3.7 percent largely as a consequence of deteriorating markets in the first three months of 2009. Other investments, mainly real estate and mortgages, returned a positive 0.8 percent.

Total **net investment income** decreased by USD 319 million, or 15 percent in U.S. dollar terms to USD 1.8 billion, and by 4 percent on a local currency basis. Net investment income yield was 1 percent, a decrease of 0.6 percent compared with the prior period. This decrease was driven by lower yields on cash balances and reinvesting new cash balances at reduced yields together with lower income from equity securities.

Total **net capital losses on investments and impairments** included in pre-tax net income were USD 1.0 billion, which included realized losses of USD 211 million, arising from the sale of investments, and impairments of USD 500 million, of which USD 303 million was attributable to equity securities and USD 197 million was attributable to debt securities and mortgages. In addition, net unrealized losses of USD 317 million on investments revalued through profit or loss were mainly driven by losses on debt securities of USD 254 million and on equity securities of USD 63 million.

Net unrealized losses included in total equity increased by USD 1.4 billion since December 31, 2008, due to a USD 1.2 billion increase in net unrealized losses on debt securities as yields on government debt increased and credit spreads widened, particularly among financial institutions, as well as a USD 105 million increase in net unrealized losses on equity securities as a result of the decline in major global equity markets.

Performance of unit-linked investments

in USD millions, for the three months ended March 31	**2009**	2008	Change
Net investment income	374	1,144	(67%)
Net capital (losses)/gains on investments and impairments	(3,677)	(10,152)	64%
Net investment result, net of investment expenses[1]	(3,303)	(9,008)	63%
Average investments	75,351	118,507	(36%)
Total return on unit-linked investments[2]	**(4.4%)**	**(7.6%)**	**3.2 pts**

[1] After deducting investment expenses of USD 114 million and USD 149 million for the three months ended March 31, 2009 and 2008, respectively.
[2] Total return is not annualized.

Total return on unit-linked investments improved by 3.2 percentage points to a negative return of 4.4 percent compared with a negative return of 7.6 percent for the same period of 2008. The improvement in the total return was mainly due to lower net capital losses and impairments of USD 3.7 billion as a result of adverse global financial market developments compared with losses of USD 10.2 billion in the same period of 2008. Investment income decreased by USD 770 million or 67 percent, primarily due to lower dividend income on unit-linked equity investments.

Financial Calendar

Investors' Day – Farmers
May 20, 2009

Investors' Day – General Insurance and Global Life
May 27, 2009

Half Year Results Reporting 2009
August 6, 2009

Results Reporting for the Nine Months to September 30, 2009
November 5, 2009

Contact Information

Registered Office
Zurich Financial Services Ltd
Mythenquai 2
8002 Zurich, Switzerland

Group Media Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility
Group Government and Industry Affairs
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 639 20 15
E-mail: corporate.responsibility@zurich.com

Securities Custody Service
Zurich Financial Services Ltd,
Custody Accounts
c/o SIX SAG AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.six-sag.com

American Depositary Receipts
Zurich Financial Services Ltd has an American Depositary Receipt program with The Bank of New York Mellon (BNY). For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

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Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0)44 625 25 25
www.zurich.com

46828-0905

ZURICH®